UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40539

ironSource Ltd.

(Exact name of registrant as specified in its charter)

121 Menachem Begin Street

Tel Aviv 6701203, Israel

+972-74 799 0001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* On November 7, 2022, pursuant to the terms of that certain Agreement and Plan of Merger, dated July 13, 2022, by and among Unity Software Inc., a Delaware corporation (“Unity”), Ursa Aroma Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a direct wholly owned subsidiary of Unity (“Merger Sub”) and ironSource Ltd., a company organized under the laws of the State of Israel (“ironSource”), Merger Sub was merged with and into ironSource (the “Merger”), with ironSource continuing as the surviving company and a wholly owned subsidiary of Unity as a result of the Merger. In connection with the Merger, each outstanding Class A ordinary share, no par value, of ironSource was converted into the right to receive 0.1089 of a common stock, par value $0.000005 per share, of Unity (“Unity Common Stock”), rounded up or down to the nearest whole share for any fractional shares of Unity Common Stock resulting from the calculation.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, ironSource Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

IRONSOURCE LTD.

Date: November 17, 2022	By:	/s/ Assaf Ben Ami
	Name:	Assaf Ben Ami
	Title:	Chief Financial Officer